SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________________

SCHEDULE 13E-3

(Amendment No. 1)

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT

(PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

MESTEK, INC.

(Name of the Issuer)

MESTEK, INC.

John E. Reed

Stewart B. Reed

(Name of Person(s) Filing Statement)

COMMON STOCK - NO PAR VALUE

(Title of Class of Securities)

590829107

(CUSIP Number of Class of Securities)

J. Nicholas Filler 260 North Elm Street Westfield, Massachusetts 01085 (413) 568-9571
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
WITH COPIES TO:
Michael L. Pflaum, Esq. Jonathan A. Ain, Esq. Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, New York 10166 (212) 801-9200	Peter M. Rosenblum, Esq. William R. Kolb, Esq. Foley Hoag LLP Seaport World Trade Center West 155 Seaport Boulevard Boston, Massachusetts 02210-2600 (617) 832-1000

This statement is filed in connection with (check the appropriate box):

a.             ☒          The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	[	]	The filing of a registration statement under the Securities Act of 1933.

c.	[	]	A tender offer.

d.	[	]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ X ]

CALCULATION OF FILING FEE

Transaction value*	Amount of filing fee

$9,633,585	$1,030.79

☒

Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 632,125 shares of common stock for $15.24 per share in cash in lieu of issuing fractional shares to holders of less than 2,000 shares of common stock after the proposed reverse/forward stock split. The amount of the filing fee was determined by multiplying the Transaction Valuation by $107.00 per million.

☒

Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:	$1,030.79
Form or registration no.:	Schedule 13e-3
Filing party:	Mestek, Inc.
Dates filed:	May 31, 2006

This Amendment No. 1 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) initially filed on May 31, 2006 by Mestek, Inc., a Pennsylvania corporation (“Mestek”), in connection with a proposed going private transaction. At the annual meeting of shareholders, Mestek’s shareholders of record will vote on approval of an amendment to Mestek’s Restated Certificate of Incorporation to effect a 1-for-2,000 reverse stock split immediately followed by a 2,000-for-1 forward stock split of Mestek’s common stock.

This Amendment No. 1 to the Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) concurrently with the filing of Amendment No. 1 to Mestek’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

All parenthetical references under the various items in this Schedule 13E-3 are references to the corresponding items contained in Regulation M-A under the Exchange Act.

ITEM 2.	SUBJECT COMPANY INFORMATION.

Item 2(f) of the Schedule 13E-3 is amended and restated as follows:

(f)            Mestek has purchased 177,478 shares of its common stock during the two years preceding the date of the filing of this Schedule 13E-3. The 177,478 shares were repurchased as follows: 79,300 shares were purchased in the second quarter of 2004 at prices ranging from $15.49 per share to $16.95 per share, at an average price of $16.32 per share; 45,200 shares purchased in the third quarter of 2004 at prices ranging from $16.58 per share to $17.35 per share, at an average price of $16.82 per share; 52,978 shares were purchased in the second quarter of 2006 pursuant to cashless exercise of options by two executive officers, at prices ranging from $16.50 per share to $16.60 per share at an average price per share of $16.57 per share.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

Item 3(a)-(c) of the Schedule 13E-3 is amended and restated as follows:

(a)-(c)     The filing persons are (i) the subject company, and the information set forth in Item 2(a) above is incorporated herein by reference, (ii) John E. Reed, Chief Executive Officer of the Company and shareholder of approximately 57% of the Company’s outstanding shares; whose business address is c/o Mestek, Inc., 260 North Elm Street, Westfield, Massachusetts 01085, and (iii) Stewart B. Reed, holder of approximately 10% of the Company’s outstanding shares, whose business address is c/o Mestek, Inc., 260 North Elm Street, Westfield, Massachusetts 01085. Mestek is managed by its directors and executive officers. The directors of Mestek are William J. Coad, Winston R. Hindle, Jr., David W. Hunter, David M. Kelly, George F. King, John E. Reed, Stewart B. Reed and Edward J. Trainor. The executive officers of Mestek are John E. Reed, R. Bruce Dewey, William S. Rafferty, Stephen M. Shea and J. Nicholas Filler. The address of each director and executive officer of Mestek is c/o Mestek, Inc., 260 North Elm Street, Westfield, Massachusetts 01085 and its telephone number is (413) 568-9571. All of the directors and executive officers of Mestek are United States citizens. During the last five years, neither Mestek nor, to its knowledge, any of its directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

ITEM 16.	MATERIAL TO BE FILED AS EXHIBITS.

Item 16 of the Schedule 13E-3 is amended by adding Exhibit (a)(2), Exhibits (b)(1)-(4) and Exhibits (c)(2)-(6) and replacing Exhibits (a)(1) and (c)(1) as follows:

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Exhibits

(a)           (1) Amendment No. 1 to Preliminary Proxy Statement of Mestek (incorporated herein by reference to Mestek’s Amendment No. 1 to Schedule 14A filed with the Securities and Exchange Commission on July 3, 2006).

(2) Current Report Filed on Form 8-K (incorporated herein by reference to Mestek’s Form 8-K filed with the Securities and Exchange Commission on April 3, 2006).

(b)           (1) Credit Agreement, dated as of October 19, 2004, among Mestek, Inc., Bank of America, N.A., Sovereign Bank, KeyBank National Association and the Other Lenders Party thereto (incorporated herein by reference to Mestek’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2004).

(2) First Amendment to Credit Agreement, dated as of July 19, 2005, by and among Mestek, Inc., each lender from time to time a party thereto and Bank of America, N.A.

(3) Second Amendment to Credit Agreement, dated as of July 28, 2005, by and among Mestek, Inc., each lender from time to time a party thereto and Bank of America, N.A.

(4) Third Amendment to Credit Agreement, dated as of October 11, 2005, by and among Mestek, Inc., each lender from time to time a party thereto and Bank of America, N.A.

(c)	(1) June 2005 Houlihan Lokey Howard & Zukin Presentation Preliminary Presentation.*

(2) July 2005 Houlihan Lokey Howard & Zukin Presentation Regarding Transaction Alternatives.*

(3) February 2006 Houlihan Lokey Howard & Zukin Valuation Summary.*

(4) February 2006 Houlihan Lokey Howard & Zukin Valuation Materials.*

(5) Draft Fairness Opinion delivered March 16, 2006.*

(6) Fair Value Opinion of Houlihan Lokey Howard & Zukin dated as of May 2, 2006 (incorporated herein by reference to Annex C to Amendment No. 1 to Mestek’s Schedule 14A filed with the Securities and Exchange Commission on July 3, 2006).

* To be filed by amendment.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and completed.

Dated: July 3, 2006	MESTEK, INC. By: /s/ J. Nicholas Filler Name: J. Nicholas Filler Title: Senior Vice President-Corporate and Legal Affairs

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